UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 30, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

PROPOSAL FOR

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

A letter from the Board is set out on pages 2 to 9 of this circular.

A notice convening the EGM to be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the PRC at 9:30 a.m. on Frida y, 2 2 December 2017, or any adjournment thereof, has been despatched by the Company on 3 November 2017. The form of proxy and the reply slip for the EGM has been despatched by the Company on 3 November 2017.

Whether or not you are able to attend the EGM, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof). Completion and return of the form of proxy will not affect your rights to attend in person and vote at the EGM, should you so wish. Shareholders who intend to attend the EGM should also complete and return the reply slip in accordance with the instructions printed thereon.

30 November 2017

CONTENTS

Page

DEFINITIONS	1

LETTER FROM THE BOARD	2

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in RMB and are listed on the Shanghai Stock Exchange

“Articles of Association”	means the articles of association of the Company, as amended from time to time

“Board”	means the board of Directors

“Company”	m e a n s 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“Directors”	means the directors of the Company

“EGM”	means the 2017 second extraordinary general meeting of the Company to be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓 館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the PRC at 9:30 a.m. on Friday, 22 December 2017

“H Shares”	means the ordinary shares issued by the Company, with a RMB denominated par value of RMB1.0 each, which are subscribed for and paid up in a currency other than RMB and are listed on the Hong Kong Stock Exchange

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Listing Rules”	means The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“New York Stock Exchange”	means the New York Stock Exchange

“Party”	means the Communist Party of China

“PRC”	means the People’s Republic of China

“RMB”	means Renminbi, the lawful currency of the PRC

“Shanghai Stock Exchange”	means the Shanghai Stock Exchange

LETTER FROM THE BOARD

Executive Directors:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Li Yangmin	(Director, Vice President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Tang Bing	(Director, Vice President)
Tian Liuwen	(Director, Vice President)

Independent non-executive Directors:

Li Ruoshan

Ma Weihua

Shao Ruiqing

Cai Hong Ping

Legal address:

66 Airport Street

Pudong International Airport

Shanghai

PRC

Head office:

92 Konggang 3rd Road

Changning District

Shanghai

PRC

Principal place of business in Hong Kong:

Unit D, 19/F. United Centre

95 Queensway

Hong Kong

Hong Kong share registrar and transfer office:

Hong Kong Registrars Limited

Rooms 1712–1716, 17th Floor

Hopewell Centre

183 Queen’s Road East

Wanchai

Hong Kong

30 November 2017

To the Shareholders

Dear Sir or Madam,

PROPOSAL FOR

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1.	INTRODUCTION

Reference is made to the announcement of the Company dated 3 November 2017 in relation to, among others, the amendment of the Articles of Association.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with the information regarding the resolution to be proposed at the EGM to approve the proposed amendments to certain articles of the Articles of Association.

2.	AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The resolution on the amendments to certain articles in the Articles of Association was considered and approved at the 2017 fourth regular meeting of the Board on 29 August 2017. It was agreed to amend certain articles of the Articles of Association. Such amendments are hereby submitted to the Shareholders for approval at the EGM:

Set out below are the details of the amendments to the Articles of Association:

Existing Articles
Revised Articles

Article 12

In accordance with the Constitution of the Party, the Company shall establish Party organizations. The Party Committee at different levels of the Company shall perform functions in accordance with provisions of the Constitution of the Party. The Company shall set up the working organs of the Party, and maintain an adequate level of staffing to handle Party affairs as well as sufficient funding necessary for the activities of the Party organizations.

LETTER FROM THE BOARD

Existing Articles

Article 96

The board of directors is responsible to the Shareholders’ general meeting and exercises the following powers:

(1)	to be responsible for the convening of the Shareholders’ general meeting and to report on its work to the Shareholders’ general meeting;

(2)	to implement the resolutions of the Shareholders’ general meetings;

(3)	to decide on the Company’s business plans and investment plans;

(4)	to formulate the Company’s annual preliminary and final financial budgets;

(5)	to formulate the Company’s profit distribution plan and plan for making up losses;

(6)	to formulate proposals for increases or reductions in the Company’s registered capital and the issue of debentures of the Company;

(7)	to draw up plans for the merger, division or dissolution of the Company;

(8)	to decide on the establishment of the Company’s internal management structure;
Revised Articles

Article 97

The board of directors is responsible to the Shareholders’ general meeting and exercises the following powers:

(1)	to be responsible for the convening of the Shareholders’ general meeting and to report on its work to the Shareholders’ general meeting;

(2)	to implement the resolutions of the Shareholders’ general meetings;

(3)	to decide on the Company’s business plans and investment plans;

(4)	to formulate the Company’s annual preliminary and final financial budgets;

(5)	to formulate the Company’s profit distribution plan and plan for making up losses;

(6)	to formulate proposals for increases or reductions in the Company’s registered capital and the issue of debentures of the Company;

(7)	to draw up plans for the merger, division or dissolution of the Company;

(8)	to decide on the establishment of the Company’s internal management structure;

LETTER FROM THE BOARD

Existing Articles

(9)	to appoint or dismiss the Company’s general manager, and pursuant to the general manager ’s nominations to appoint or dismiss the deputy general manager and the financial controller of the Company and decide on their remuneration;

(10)	to establish the Company’s basic management system;

(11)	to formulate any proposals for any amendments of the Company’s articles of association;

(12)	to exercise any other powers conferred by the Shareholders’ general meetings.

Except the board of directors’ resolutions in respect of the matters specified in subparagraphs (6), (7) and (11) of this Article which shall be passed by more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by more than one half of all the directors.

Revised Articles

(9)	to appoint or dismiss the Company’s general manager, and pursuant to the general manager ’s nominations to appoint or dismiss the deputy general manager and the financial controller of the Company and decide on their remuneration;

(10)	to establish the Company’s basic management system;

(11)	to formulate any proposals for any amendments of the Company’s articles of association;

(12)	to exercise any other powers conferred by the Shareholders’ general meetings.

Except the board of directors’ resolutions in respect of the matters specified in subparagraphs (6), (7) and (11) of this Article which shall be passed by more than two-thirds of all the directors, the board of directors’ resolutions in respect of all other matters may be passed by more than one half of all the directors.

Prior to making decisions on material issues of the Company, the board of directors shall seek advice from the Party Committee of the Company in advance.

LETTER FROM THE BOARD

Existing Articles

Revised Articles

CHAPTER 15 THE PARTY COMMITTEE

Article 143

The Company shall establish the Party Committee. The Party Committee shall be comprised of one secretary and several other members. A deputy secretary of the Party Committee shall be appointed to take charge of the Party building work. Eligible members of the Party Committee are entitled to be admitted to the board of directors of the Company, the supervisory committee, and the management through legal procedures, and eligible Party members from the board of directors, the supervisory committee, and the management are entitled to be admitted to the Party Committee in accordance with relevant rules and procedures. Meanwhile, a disciplinary committee shall be established in accordance with relevant regulations.

Article 144

The Party Committee of the Company shall perform its duties as required by the internal laws and regulations of the Party such as the Constitution of the Party:

LETTER FROM THE BOARD

Existing Articles

Revised Articles

(1)	To ensure and supervise the Company’s consistent implementation of guidelines and policies of the Party and the State, implement major strategic decisions of the Central Committee of the Party and the State Council, as well as the relevant material work arrangement of the Party Committee of the State-owned Assets Supervision and Administration Commission and the superior Party organizations.

(2)	To adhere to the principle of the Party exercising leadership over cadres, the selection of management with the board of directors of the Company, and the exercise of power as regards the right of cadres’ appointment by the management in accordance with laws. The Party Committee shall consider and propose opinions and suggestions on the candidates nominated by the board of directors or the general manager, or recommend nominees to the board of directors or the general manager. It shall review the proposed candidates together with the board of directors and propose opinions and suggestions thereon.

(3)	To study and discuss the material matters regarding the Company’s reform and stable development as well as major issues relating to the Company’s operation, management and staff ’s benefits, and propose opinions and suggestions thereon.

LETTER FROM THE BOARD

Existing Articles

Revised Articles

(4)	To assume main responsibility for enforcing the strict discipline of the Party. Take lead in the Company’s ideological and political work, the united front work, building of spiritual civilization and corporate culture, as well as the labour union and groups such as the Communist Youth League. It shall play a leading role in the construction of the Party’s working style to uphold anti-corruption and integrity and support the disciplinary committee in fulfilling its supervisory responsibility.

Notes:

(1)	The amendments to the Articles of Association were originally drafted in Chinese and the English translation is for reference only. In case of any inconsistencies between the Chinese and the English version, the Chinese version shall prevail.

(2)	After addition of certain articles in the proposed amendments to the Articles of Association, the subsequent articles shall be re-numbered. The cross references to the numbering of articles of the original Articles of Association as so amended shall also be revised accordingly.

3.	EGM

At the EGM, resolutions will be proposed to approve, among other matters, the proposed amendments to certain articles of the Articles of Association. To the best knowledge and belief of the Directors, none of the Shareholders would be required to abstain from voting on the proposed resolutions at the EGM.

A notice convening the EGM to be held at Four Seasons Hall, 2/F, Shanghai International Airport Hotel (上海國際機場賓館二樓四季廳), No. 368 Yingbin (1) Road, Shanghai, the PRC at 9:30 a.m. on Frida y, 2 2 December 2017, or any adjournment thereof, has been despatched by the Company on 3 November 2017. The form of proxy and the reply slip for the EGM has been despatched by the Company on 3 November 2017.

Whether or not you are able to attend the EGM, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the EGM (or any adjournment thereof). Completion and return of the form of proxy will not affect your rights to attend in person and vote at the EGM, should you so wish. Shareholders who intend to attend the EGM should also complete and return the reply slip in accordance with the instructions printed thereon.

LETTER FROM THE BOARD

4.	RESPONSIBILITY STATEMENT

This cir cular, for which the Dir ectors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

5.	RECOMMENDATION

The Directors consider that the resolutions to be put forward at the EGM (including the aforesaid proposal for amendments to certain articles of the Articles of Association) are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that the Shareholders to vote in favour of all the resolutions to be proposed at the EGM.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary

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